Exhibit 12.2

Consumers Energy Company
Ratios of Earnings to Fixed Charges and Combined Fixed Charges and Preferred Dividends

In Millions, Except Ratios
	Six Months Ended	Year Ended December 31
	June 30, 2018	2017	2016	2015	2014	2013
Earnings as defined[1]
Pretax income from continuing operations	$465	$971	$936	$896	$873	$880
Fixed charges as defined	157	305	302	275	274	269
Earnings as defined	$622	$1,276	$1,238	$1,171	$1,147	$1,149
Fixed charges as defined[1]
Interest on long-term debt	$134	$263	$261	$252	$243	$237
Estimated interest portion of lease rental	14	27	29	21	21	21
Other interest charges	9	15	12	2	10	11
Fixed charges as defined	$157	305	302	275	274	269
Preferred dividends	1	3	3	3	3	3
Combined fixed charges and preferred dividends	$158	$308	$305	$278	$277	$272
Ratio of earnings to fixed charges	3.96	4.18	4.10	4.26	4.19	4.27
Ratio of earnings to combined fixed charges and preferred dividends	3.94	4.14	4.06	4.21	4.14	4.22

[1]	Earnings and fixed charges as defined in instructions for Item 503 of Regulation S-K.